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DragonWave Inc.	For the three months ended May 31, 2017

Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	Note	As at May 31, 2017	As at February 28, 2017
Assets
Current Assets
Cash and cash equivalents	4	3,852	4,073
Trade receivables	5	11,555	11,876
Inventory	6	19,006	21,415
Other current assets	7	1,939	1,791

		36,352	39,155
Long-term Assets
Property and equipment	8	2,150	2,517
Intangible assets	9	266	336

		2,416	2,853
Total Assets	11	38,768	42,008

Liabilities
Current Liabilities
Debt facility	11	16,982	17,030
Accounts payable and accrued liabilities	10	25,175	25,206
Deferred revenue		892	539
Deferred tax liability	18	—	148

		43,049	42,923
Long-term Liabilities
Deferred revenue		384	435
Warrant liability	12, 15	385	1,090

		769	1,525
Commitments and contingencies	14
Shareholders' Deficiency
Capital stock	12	231,561	229,995
Contributed surplus	12	10,646	10,503
Deficit		(238,450)	(234,113)
Accumulated other comprehensive loss		(9,618)	(9,618)

Total Shareholders' Deficiency		(5,861)	(3,233)
Non-controlling interest	3	811	793

Total Deficiency		(5,050)	(2,440)
Total Liabilities and Deficiency		38,768	42,008

Shares issued and outstanding	12	8,504,615	7,305,219

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts
(Unaudited)

		Three months ended
	Note	May 31 2017	May 31, 2016
REVENUE
Hardware and other	16, 17	7,350	8,622
Services	16, 17	1,641	3,923

		8,991	12,545

COST OF SALES
Hardware and other	6	5,855	6,719
Services	6	635	1,934

		6,490	8,653

Gross profit		2,501	3,892

EXPENSES
Research and development	8, 12	1,899	2,109
Selling and marketing	8, 12	1,581	2,021
General and administrative	5, 8, 12	3,133	3,131

		6,613	7,261

Loss before other items		(4,112)	(3,369)
Amortization of deferred financing cost	11	(154)	—
Amortization of intangible assets	9	(74)	(90)
Accretion expense		(1)	(35)
Interest expense	11, 15	(425)	(382)
Warrant issuance expenses		—	(92)
Change in fair value of warrant liability	12	705	244
Foreign exchange loss		(253)	(152)

Loss before income taxes		(4,314)	(3,876)
Income tax expense	18	5	162

Net loss and comprehensive loss		(4,319)	(4,038)
Net income attributable to non-controlling interest		(18)	(62)

Net loss and comprehensive loss attributable to shareholders		(4,337)	(4,100)
Net loss and comprehensive loss per share
Basic and diluted	13	(0.52)	(1.23)
Weighted average shares outstanding
Basic and diluted	13	8,282,614	3,346,378

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(Unaudited)

		Three months ended
	Note	May 31, 2017	May 31, 2016
Operating activities
Net loss		(4,319)	(4,038)
Items not affecting cash
Amortization of deferred financing cost	11	154	—
Amortization of property and equipment	8	392	469
Amortization of intangible assets	9	74	90
Accretion expense		1	35
Change in fair value of warrant liability	12	(705)	(244)
Stock-based compensation	12	143	215
Unrealized foreign exchange loss (gain)		8	(19)
Deferred income tax expense		(148)	(27)

		(4,400)	(3,519)
Changes in non-cash working capital items		2,710	2,668

		(1,690)	(851)

Investing activities
Acquisition of property and equipment		(25)	(169)
Acquisition of intangible assets		(4)	(36)

		(29)	(205)

Financing activities
Repayments on capital lease obligation		(12)	(20)
Repayment of debt facility	11	(48)	(3,285)
Issuance of warrants	12	—	1,175
Issuance of common shares, net		1,566	2,841

		1,506	711

Effect of foreign exchange on cash and cash equivalents		(8)	19
Net decrease in cash and cash equivalents		(221)	(326)
Cash and cash equivalents at beginning of period		4,073	4,277

Cash and cash equivalents at end of period		3,852	3,951

Cash paid during the period for interest		310	366

Cash paid during the period for taxes		68	411

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts
(Unaudited)

Three months ended May 31, 2017

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- controlling Interest	Equity (Deficiency)
Balance as at February 28, 2017	7,305,219	$229,995	$10,503	$(234,113)	$(9,618)	$793	$(2,440)

Stock-based compensation	—	—	143	—	—	—	143
Share issuance	1,198,666	1,565	—	—	—	—	1,565
Share issuance–ESPP	730	1	—	—	—	—	1
Net income (loss)	—	—	—	(4,337)	—	18	(4,319)

Balance as at May 31, 2017	8,504,615	$231,561	$10,646	$(238,450)	$(9,618)	$811	$(5,050)

Three months ended May 31, 2016

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 29, 2016	3,020,069	$221,128	$9,235	$(218,225)	$(9,618)	$1,707	$4,227

Stock-based compensation	—	—	215	—	—	—	215
Public offering	599,998	2,839	—	—	—	—	2,839
Exercise of warrants	6	—	—	—	—	—	—
Exercise of options	288	1	—	—	—	—	1
Share issuance–ESPP	206	1	—	—	—	—	1
Net (loss) / income	—	—	—	(4,100)	—	62	(4,038)

Balance at May 31, 2016	3,620,567	$223,969	$9,450	$(222,325)	$(9,618)	$1,769	$3,245

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DRWI and on the NASDAQ Capital Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA; DragonWave PTE. LTD., incorporated in Singapore; DragonWave S.à r.l., incorporated in Luxembourg; DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China; DragonWave Mexico S.A. de C.V., incorporated in Mexico; Axerra Networks Asia Pacific Limited, incorporated in Hong Kong; DragonWave India Private Limited, incorporated in India; and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated interim financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        The consolidated interim financial statements for the three months ended May 31, 2017 have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. The Company has a history of losses and has consumed significant cash resources in the past, and has continued to do so in the three months ended May 31, 2017. Additional pressure was placed on the Company's liquidity position as a result of a change in the business relationship with an Original Equipment Manufacturer ["OEM"] channel and a dispute over inventory shipped to a customer in India in June 2015..

        The Company has been able to make progress in restructuring the business. This progress includes the following highlights:

Operational improvements:

  •
  Leveraged working capital to fund the business through active receivables collection, extended payment terms with suppliers and reduced inventory levels in each of the past five quarters;

  •
  Selected by Sprint in October 2016 for its network densification and optimization strategy;

  •
  Continued to closely manage operating expenses following the significant global staff reductions in fiscal year 2016 to control headcount growth and find operating efficiencies where possible. Operating expenses in the first quarter of fiscal year 2018 were 8.9% below the operating expense level in the three months ended May 31, 2016 and 40% lower than the three month period ended May 31, 2015;

Debt Facility:

  •
  Reduced outstanding debt on the Company's credit facility by $1,885 between May 31, 2016 and May 31, 2017 by leveraging its working capital;

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

New Capital:

  •
  Raised $11,067 in cash (net of commissions and expenses) through the issuance of shares and warrants since the beginning of the prior fiscal year through three separate offerings;

Other:

  •
  Supported ongoing arbitration proceedings to seek resolution to its customer dispute in India.

        Despite the progress identified above, the Company remains in breach of the original terms of its debt facility, and has not yet been able to achieve a quarterly break-even level. See Note 11 for further details on the debt facility. The continued consumption of cash has raised substantial doubt about DragonWave Inc.'s ability to continue as a going concern. Management's plans to restructure the business, improve its financial results and overcome these difficulties include initiatives in a number of areas, including:

  •
  Targeting its sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Finding new debt providers to replace the existing debt facility;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Seeking to reduce fixed and variable operating expenses further, by tightly controlling discretionary spending and headcount growth;

  •
  Continuing to collect accounts receivable from customers in a timely manner;

  •
  Reducing inventory levels in both raw material and finished goods inventory;

  •
  Working closely with vendors to ensure supply continuity; and

  •
  Investigating strategic and financial alternatives that may be available including a potential sale of the Company, alternative debt and equity, and business combinations.

        In addition, the Company no longer complies with Nasdaq Listing Rule 5550(b)(1) due to its failure to maintain a minimum of $2,500 in shareholders' equity or any alternatives to such requirement, and was granted an extension to April 17, 2017 to remedy the deficiency. The Company did not regain compliance and requested a hearing before the Nasdaq Listing Qualifications Panel to request a further extension. The hearing was held on June 1, 2017 and on June 6, 2017, the Company was notified that the Nasdaq Hearings Panel has granted its request for continued listing on the Nasdaq, subject to the achievement of certain interim milestones and must meet the requirement by no later than October 17, 2017. Continued listing of its common shares on the Nasdaq increases the Company's ability to raise additional capital in the future. Trading of the Company's securities under the symbol "DRWI" on the Toronto Stock Exchange, the Company's primary listing, is not impacted by this decision.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, success in arbitration with the customer located in India, and accommodations from the Company's suppliers and credit lenders. It is possible that the plans described above may not be fully executed or may occur too slowly to solve the Company's current

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

        The consolidated interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 28, 2017. The consolidated interim financial statements for the three month period ending May 31, 2017 were not reviewed by the Company's independent auditors.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

        In August 2014, the Financial Accounting Standards Board ["FASB"] issued ASU No. 2014-15, "Presentation of Financial Statements–Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU became effective for the Company on March 1, 2017. The adoption did not have an impact on the Company's consolidated interim financial statements.

        In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The amendments in this ASU became effective for the Company on March 1, 2017. The Company adopted the ASU prospectively and no prior periods have been adjusted. The adoption did not have an impact on the Company's consolidated interim financial statements.

        In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting". The amendments in this Update simplify several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU became effective for the Company on March 1, 2017. Upon adoption, the Company elected not to change its policy on accounting for forfeitures and will continue to estimate a requisite forfeiture rate. Additional amendments under this ASU, such as the related accounting for income taxes, the minimum statutory withholding tax requirements and the classification in the statement of cash flows had no impact on the Company's consolidated interim financial statements.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. The Company is currently assessing the impact this amendment will have on its consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact this amendment will have on its consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash". The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on its consolidated financial statements.

3. NON-CONTROLLING INTEREST

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

4. CASH AND CASH EQUIVALENTS (Continued)

	May 31, 2017		February 28, 2017
Currency	USD Amount	% of Total	USD Amount	% of Total
US dollar	1,478	38.4%	2,320	57.0%
Canadian dollar	140	3.6%	44	1.1%
Indian rupee	1,094	28.4%	1,279	31.4%
Other	1,140	29.6%	430	10.5%

Total Cash and Cash Equivalents	3,852	100.0%	4,073	100.0%

        In accordance with the fourth forbearance agreement which was valid until April 1, 2017 the Company is required to have a minimum of $1,000 held at Comerica Bank [February 28, 2017–$1,000].

        The Company could elect to repatriate funds from its foreign subsidiaries and this may result in withholding taxes.

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	May 31, 2017	February 28, 2017
Trade receivables	11,793	12,099
Allowance for doubtful accounts	(238)	(223)

Total trade receivables	11,555	11,876

        As at May 31, 2017, three customers exceeded 10% of the total receivable balance. These customers represented 22%, 20% and 20% of the trade receivables balance (February 28, 2017–three customers represented 21%, 17% and 15% of the trade receivables balance).

        Included in general and administrative expenses is an expense of $16 related to bad debt expense for the three months ended May 31, 2017 [three months ended May 31, 2016–expense of $37].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

6. INVENTORY

        Inventory is comprised of the following:

	May 31, 2017	February 28, 2017
Raw materials	2,750	2,844
Work in progress	2,108	2,089
Finished goods	12,273	14,384

Total production inventory	17,131	19,317

Inventory held for customer service/warranty	1,875	2,098

Total inventory	19,006	21,415

        Cost of sales for the three months ended May 31, 2017 was $6,490 [three months ended May 31, 2016–$8,653], which included $5,165 of product costs [three months ended May 31, 2016–$5,699]. The remaining costs of $1,325 [three months ended May 31, 2016–$2,954] related principally to the costs of sub-contractors for services, warehousing, freight, warranty, overhead and other direct costs of sales.

        For the three months ended May 31, 2017, the Company recognized an impairment loss on inventory of nil [three months ended May 31, 2016–nil].

        The Company allocates overhead and labour to inventory. Included in cost of sales for the three months ended May 31, 2017 were overhead and labour allocations of $168 [three months ended May 31, 2016–$184]. Included in inventory at May 31, 2017 were overhead and labour allocations of $401 [February 28, 2017–$454].

        The Company uses an outsourced manufacturing model in which most of the component acquisition and assembly of its products is executed by third parties. The Company's contract manufacturers currently have inventory intended for use in the production of its products, and the Company has purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. When a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, the Company may be required to take ownership of it. The value of the inventory held by the Company's primary contract manufacturer at May 31, 2017 was $12,769 [February 28, 2017–$12,939].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	May 31, 2017	February 28, 2017
Deposits on inventory	597	368
Prepaid expenses	781	840
Indirect taxes receivable	385	388
Receivable from contract manufacturers and other items	176	195

Total other current assets	1,939	1,791

8. PROPERTY AND EQUIPMENT

        Property and equipment are apportioned as follows:

	May 31, 2017			February 28, 2017
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test, research and development equipment	24,635	22,993	1,642	1,891
Computer hardware	3,717	3,682	35	61
Production fixtures	2,650	2,317	333	405
Leasehold improvements	1,081	1,041	40	50
Other	1,600	1,500	100	110

Total	33,683	31,533	2,150	2,517

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	Three months ended
	May 31, 2017	May 31, 2016
Research and development	63	83
Selling and marketing	8	9
General and administrative	321	377

	392	469

        Depreciation expense includes amortization of assets recorded under capital lease.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

9. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	May 31, 2017			February 28, 2017
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	7,097	6,831	266	336

        For the three months ended May 31, 2017, the Company recognized amortization of intangible assets of $74 [May 31, 2016–$90]. The Company estimates that it will recognize $150 and $116 respectively for the next two succeeding years.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are apportioned as follows:

	May 31, 2017	February 28, 2017
Trade payables	14,737	14,726
Accrued liabilities	4,977	5,061
Termination fee	3,546	3,351
Payroll related accruals	960	1,033
Warranty accrual	571	697
Income taxes payable	361	303
Capital lease obligation	23	35

Total accounts payable and accrued liabilities	25,175	25,206

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia in installments. Payments totaling $4,351 were made by the year ended February 29, 2016. As at May 31, 2017 the liability is valued at $3,546 and is considered short term in nature [February 28, 2017–$3,351 short term].

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty, which vary by customer, product, or service and historical experience of returns and cost of repairs. The Company regularly evaluates the appropriateness of the remaining accrual.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

        The following table details the changes in the warranty accrual for the respective periods:

	Three Months Ended
	May 31, 2017	May 31, 2016
Balance at the beginning of the period	697	926
Accruals	248	444
Utilization	(374)	(499)

Balance at the end of the period	571	871

11. DEBT FACILITY

        On October 12, 2016, the Company signed a fourth forbearance agreement which was valid until April 1, 2017 against a credit facility with Comerica Bank and Export Development Canada which matured on June 1, 2016.

        This asset-based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short-term assets on hand. The Company had drawn $16,982 on the facility as at May 31, 2017 [February 28, 2017–$17,030] and $1,865 against its letter of credit facility [February 28, 2017–$1,845].

        The credit facility that was extended on January 6, 2014, matured on June 1, 2016 and is secured by a first priority charge on all of the assets of the Company and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and were expensed over the original 30-month term of the facility. During the three months ended May 31, 2017, the weighted average debt outstanding was $16,982 [three months ended May 31, 2016–$19,752] and the Company recognized $324 in interest expense related to the debt facility [three months ended May 31, 2016–$352] and expensed nil in deferred financing cost [three months ended May 31, 2016–$18].

        The credit facility contains financial covenants including minimum tangible net worth requirements, minimum cash levels to be held at Comerica Bank and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six-month period.

        The fourth forbearance agreement identified new minimum covenant levels reflecting the Company's revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $1,000 at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40,000 to $30,000, includes additional compliance requirements and implements more frequent monitoring. Warrants to purchase 375,000 common shares were agreed to be issued to the lenders at an exercise price of $4.00 per share and will expire five years from the date of issuance. The expense associated with the warrant issuance was calculated using a Black-Scholes warrant pricing model and recognized rateably over

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

11. DEBT FACILITY (Continued)

the term of the forbearance agreement which expired on April 1, 2017. In the three months ending May 31, 2017, the Company recognized an expense of $102 in deferred financing costs relating to these warrants.

        As at July 12, 2017, the Company's fourth forbearance agreement had expired, and a new forbearance agreement has not yet been agreed.

12. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share at an exercise price of $2.80 per share following the August 8, 2016 public offering, until September 23, 2018, subject to certain adjustments. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants. See Warrants section for further details.

        On February 2, 2016, the Company effected a share consolidation of the Company's common shares at a ratio of 1-for-25. As a result of the share consolidation, every 25 shares of the issued and outstanding common shares consolidated into one newly-issued outstanding common share. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in these consolidated financial statements.

        On April 11, 2016, the Company completed a registered direct offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. After deducting commissions and listing expenses, the Company realized net proceeds of $4,014. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021. Upon issuance, the Company recognized a liability in the amount of $1,137 for the warrants. See Warrants section for further details.

        On August 8, 2016 the Company completed a public offering. Under the terms of the offering, the Company issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6,000. After deducting commissions and expenses, the Company realized net proceeds of $5,277. Concurrent with the underwritten public offering in the United States, the Company issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $211. Each Class A unit consisted of one common share, one five-year warrant [the "Long-Term Warrant"] to purchase one common share and two six-month warrants [the "Short-Term Warrant"]. Each Class B unit consisted of a pre-funded warrant [the "Pre-Funded Warrant"] to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and expired on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. Upon issuance, the Company recognized a liability in the amount of $4,672 for the warrants. See Warrants section for further details.

        On March 17, 2017, the Company completed an at-the-market registered direct offering and a concurrent private placement. Under the terms of the offering, the Company issued 1,198,666 common shares at $1.50 for aggregate gross proceeds of $1,798. After deducting commissions and expenses, the Company realized net proceeds of $1,565. Concurrently in a private placement, the Company issued warrants to purchase 599,333 common shares exercisable in the future at an exercise price of $1.50. The warrants are not exercisable for six months and one day from issuance and will expire five years from the initial exercise date.

Share based compensation plan

        On June 20, 2014, the Shareholders approved the adoption of a new Share-based Compensation Plan [the "Plan"] to replace the Previous Plan. The Plan includes provision for granting of performance share units ["PSUs"], restricted share units ["RSUs"], deferred share units ["DSUs"], Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate between six months to four years from the date of the option grant. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the Plan is 850,462, which represents 10% of the common shares issued and outstanding as at May 31, 2017.

        The following is a summary of stock option activity:

	May 31, 2017		May 31, 2016
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Opening balance	529,324	$13.45	276,728	$32.82
Granted	—	$—	82,025	$6.22
Exercised	—	$—	(288)	$3.00
Expired	(50,502)	$7.49	(16,205)	$131.67

Closing balance	478,822	$14.08	342,260	$21.79

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

        The following table shows the weighted average values used in determining the fair value of options granted during the three months ended May 31, 2017 and May 31, 2016:

	May 31, 2017	May 31, 2016
Volatility	75.0%	102.9%
Risk-free rate	0.91%	0.71%
Dividend yield	Nil	Nil
Average expected life	4 yrs	4 yrs

        There were no options granted during the three months ended May 31, 2017 [three months ended May 31, 2016–82,025 options valued at $275].

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on May 31, 2017:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)
$3.00	$3.34	83,263	3.50	$3.00	82,013	3.48	$3.00
$3.35	$3.83	203,890	4.29	$3.66	—	0.00	$0.00
$3.84	$10.92	65,640	3.96	$6.24	15,500	3.93	$6.09
$10.93	$51.88	65,250	2.37	$27.11	49,912	2.21	$28.94
$51.89	$73.50	60,779	1.25	$58.71	56,431	1.19	$59.08

		478,822	3.46	$14.08	203,856	2.57	$25.11

        The Company has recognized $143 for the three months ended May 31, 2017 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three months ended May 31, 2016–$215]. Stock compensation expense was allocated to operating expenses as follows:

	Three Months Ended
	May 31 2017	May 31 2016
Research and development	41	59
Selling and marketing	19	69
General and administrative	83	87

	143	215

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

        As at May 31, 2017, compensation costs not yet recognized relating to stock option awards outstanding is $637 [February 28, 2017–$1,276] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the three months ended May 31, 2017 is nil [three months ended May 31, 2016–$1].

        The intrinsic value associated with fully vested options at May 31, 2017 is nil [February 28, 2017–nil].

Restricted shares and employee share purchase plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the three months ended May 31, 2017 a total of 583 common shares were purchased by employees at fair market value, while the Company issued 147 common shares, net of forfeitures, as its matching contribution during the three months ended May 31, 2017. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest, with a corresponding credit to contributed surplus. The total fair value of the shares earned during the three months ended May 31, 2017 was nil [three months ended May 31, 2016–$3]. The fair value of the unearned ESPP shares as at May 31, 2017 was $1 [May 31, 2016–$5]. The number of shares held for release, and still restricted under the plan at May 31, 2017 was 366 [May 31, 2016–902].

Warrants

        On September 23, 2013, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576, of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued–8,932,500). Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $2.80 per share until September 23, 2018 following the August 8, 2016 equity financing undertaken by the Company. In the event of a fundamental transaction, the Company may be required to settle the warrants with a cash payment. As a result, the Company recognized a warrant liability of $6,425, which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Change in fair value of warrant liability" in the consolidated statements of operations and comprehensive loss. As at May 31, 2017, 738,750 warrants were outstanding. During the three months ended May 31, 2017, the Company realized a gain in the amount of $6 in the consolidated statement of operations and comprehensive loss which represented the change in fair value of the remaining warrant liability of $1.

        On April 11, 2016, the Company completed a registered direct offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. Each

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $428 of which $92 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued 299,999 warrants. In the event of a fundamental transaction, the Company may be required to settle the warrants with a cash payment and as a result, recognized a warrant liability of $1,137, which represented the estimated fair value of the liability as at April 11, 2016. During the three months ended May 31, 2017, the Company realized a gain in the amount of $68 in the consolidated statements of operations and comprehensive loss, which represented the change in fair value of the remaining warrant liability of $31.

        On August 8, 2016, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6,000. After deducting commissions and expenses, the Company realized net proceeds of $5,277. Concurrent with the underwritten public offering in the United States, the Company issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $211. Each Class A unit consisted of one common share, one Long-Term Warrant to purchase one common share and two Short-Term Warrants. Each Class B unit consisted of a Pre-Funded Warrant to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and expired on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. The Pre-Funded Warrants were fully exercised on August 25, 2016. Equity issuance expenses relating to the offering totaled $723, of which $469 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued 1,854,044 Long-Term Warrants and 3,708,088 Short-Term Warrants. In the event of a fundamental transaction, the Company may be required to settle the warrants with a cash payment and as a result recognized a warrant liability of $4,672, which represented the estimated fair value of the liability as at August 31, 2016. As at May 31, 2017, 1,854,044 Long-Term Warrants were outstanding. During the three months ended May 31, 2017 the Company realized a gain in the amount of $631 in the consolidated statements of operations and comprehensive loss, which represented the change in fair value of the remaining warrant liability of $353.

        On March 17, 2017, the Company completed an at-the-market registered direct offering and a concurrent private placement. Under the terms of the offering, the Company issued 1,198,666 common shares at $1.50 for aggregate gross proceeds of $1,798. After deducting commissions and expenses, the Company realized net proceeds of $1,565. Concurrently in a private placement, the Company issued warrants to purchase 599,333 common shares exercisable in the future at an exercise price of $1.50. The warrants are not exercisable for six months and one day from issuance and will expire five years from the initial exercise date.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of outstanding warrants:

	May 31, 2017
	Warrants Granted	Shares Purchasable	Exercise Price	Termination date
September 2013 Issuance	738,750	29,550	$2.80	September 23, 2018
April 2016 Issuance	299,999	299,999	$8.50	April 11, 2021
August 2016 Issuance–Long-Term Warrants	1,854,044	1,854,044	$4.37	August 8, 2021
March 2017 Issuance	599,333	599,333	$1.50	September 18, 2022

Sub-total warrants issued and outstanding	3,492,126	2,782,926

Comerica Warrants–granted but not issued	375,000	375,000	$4.00	five years from issuance date

Total warrants granted	3,867,126	3,157,926

13. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at May 31, 2017 a total of 478,822 options and 3,867,126 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

        The following table illustrates the dilutive impact on net loss per share during the three months ended excluding the effect of outstanding options and warrants:

	Three months ended
	May 31, 2017	May 31, 2016
Net loss attributable to shareholders	(4,337)	(4,100)
Weighted average number of shares outstanding	8,282,614	3,346,378

Basic net loss / dilutive net loss per share	$(0.52)	$(1.23)

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

14. COMMITMENTS AND CONTINGENCIES

        Future minimum operating lease payments per fiscal year that relate to office and warehouse space in various countries as at May 31, 2017 are as follows:

2018	871
2019	995
2020	985
2021	896
Thereafter	648

4,395

        For the three months ended May 31, 2017, the Company incurred rental expenses of $316 [three months ended May 31, 2016–$345].

        In January 2016, a customer in India initiated an arbitration process with the Company to resolve the dispute over inventory shipped to this customer in June 2015, for a total of $4,707. The customer has now submitted its claim statement, which discloses an aggregate claim amount of approximately $6,425 in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. The Company believes that the claim has no merit. The Company has not recognized the revenue related to this shipment and has recorded the cost of the inventory provided to the customer as an asset with a value of $4,600. The Company has not received any payment with respect to this inventory. The Company submitted a counter-claim in June 2016 for the full value of the contract and damages. Frequent arbitration meetings have been held to date. No decision has been made as of the date of this report and the outcome of this matter is not determinable.

        In the normal course of business, the Company is subject to patent infringement complaints. The Company defends itself vigorously in these matters and does not believe any known complaint is material.

        See Note 6 for the discussion on the purchase order commitments with contract manufacturers.

15. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	May 31, 2017	February 28, 2017
Assets held at fair value (A)	3,852	4,073
Loans and receivables (B)	11,731	12,071
Other financial liabilities (C)	41,202	41,201
Liabilities held at fair value (D)	385	1,090

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable and accrued liabilities, payroll-related accruals, debt facility and termination fee

(D)
Includes warrant liability

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1–Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2–Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3–Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The warrant liability is classified as Level 3 as it is measured at fair value calculated by the Black-Scholes model using significant unobservable inputs. Significant assumptions used as at May 31, 2017 for the warrants include a dividend yield of 0%, volatility of 75%, and a risk-free spot rate term structure.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

        As at May 31, 2017, the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	May 31, 2017	February 28, 2017
	Level 3	Total
Financial Liabilities
Warrant liability	385	1,090

        A reconciliation of the Level 3 warrant liability measured at fair value for the three months ended May 31, 2017 follows:

	Level 3
	Warrants	$
Balance at February 28, 2017	2,892,793	1,090
Issuance of warrants	—	—
Exercise of warrants	—	—
Change in fair value of warrant liability	—	(705)

Balance at May 31, 2017	2,892,793	385

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three months ended May 31, 2017 was $425 on the Company's cash, cash equivalents, and debt facility [three months ended May 31, 2016–expense of $364].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. As at May 31, 2017, if the US dollar had appreciated 1% against all foreign currencies to which the Company is exposed, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an decrease in after-tax net loss of $23 for the three months

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

ended May 31, 2017 [three months ended May 31, 2016–increase of $20], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at May 31, 2017.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at May 31, 2017, the Company had cash and cash equivalents totaling $3,852 [February 28, 2017–$4,073]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

16. SEGMENTED INFORMATION

        The Company operates in one operating segment–broadband wireless backhaul equipment.

        The Company analyzes its sales according to geographic region and targets product development and sales strategies by region. The following table presents total revenues by geographic location through direct and indirect sales and through its OEM partner, Nokia:

	Three Months Ended May 31, 2017				Three Months Ended May 31, 2016
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue
Canada	520	—	520	6%	645	—	645	5%
Europe, Middle East and Africa	1,543	878	2,421	27%	894	4,612	5,506	44%
India	303	140	443	5%	1,453	54	1,507	12%
United States	3,465	—	3,465	39%	3,435	—	3,435	27%
Rest of World	1,896	246	2,142	23%	1,353	99	1,452	12%

	7,727	1,264	8,991	100%	7,780	4,765	12,545	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

17. ECONOMIC DEPENDENCE

        The Company was dependent on three key customers with respect to revenue in the three months ended May 31, 2017. These customers represented approximately 17%, 14% and 14% of sales for the three months ended May 31, 2017 [three months ended May 31, 2016–two customers represented 38% and 15%].

18. INCOME TAXES

        The Company accrues tax expenses for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2018. The determination of the Company's tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three months ended May 31, 2017, the Company recognized tax expenses of $153 [three months ended May 31, 2016–$162] and deferred income tax recovery of ($148) [three months ended May 31, 2016–nil].

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CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)